











A BETTER FUTURE FOR ARCONIC

VOTE THE BLUE CARD

Your Company, Arconic, formerly known as Alcoa, needs new leadership.

The Shareholder Nominees Have Deep Industry Knowledge and Extensive Operating Experience

All four recognize the need for change at Arconic and are committed to instilling a culture that empowers employees and decentralizes decision making.

Christopher Ayers

Chris possesses unparalleled institutional knowledge with deep relationships in Arconic's plants, extensive operating experience as a successful leader of Precision Castparts' forging operations and 23 years of Aerospace experience.

Elmer Doty

Elmer is the former CEO of Vought Aircraft Industries – then the largest independent producer of aerostructures. Elmer has 25 years of Aerospace & Defense experience and has been a long-time customer of Alcoa. He is a proven turnaround operating expert with aerostructures expertise, along with deep knowledge and relationships with potential Arconic growth partners.

Bernd Kessler

Bernd has 33 years of Aerospace experience under his belt. He is the former CEO of SR Technics and MTU Aero Engine's MRO business. Before that, Bernd was known as Honeywell's "Mr. Fix It" for improving underperforming assets. He is a proven value creator with a history of building durable aftermarket franchises.

Patrice Merrin

Patrice—an international business executive and corporate director— is a dynamic change agent with extensive experience leading CEO search committees. She has a phenomenal track record of value creation as a proven operating executive and is an experienced public company director known as a constructive consensus builder.

Here's What Others are Saying About the Contest

Media

"If you want Arconic stock to go higher...Elliott...should get the vote." — Jim Cramer, Mad Money

"If I were an Arconic shareholder, I would be voting the 'blue card.'"
— John Dorman, Pittsburgh Post-Gazette/Nationally Syndicated Columnist

Research

"As the Arconic proxy vote nears, we recommend our clients to vote with Elliott Management (Blue Proxy)."
— The Spin-Off Report, By PCS Research Services and Institutional Research Group

"Elliott's work here is detailed, extensive, and insightful. We agree with Elliott that Arconic can perform better and that a leadership change would help." — J.P. Morgan

"Elliott...correctly, sees the Board as part of the problem." — Deutsche Bank

A BETTER FUTURE FOR ARCONIC

VOTE THE BLUE CARD

TO LEARN MORE, VISIT NEWARCONIC.COM

PAID FOR BY ELLIOTT MANAGEMENT